UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41089

Advanced Health Intelligence Ltd

(Translation of registrant’s name into English)

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Advanced Health Intelligence Ltd, dated June 20, 2024: “ASX provides conditional steps to reinstatement to trading”

99.1	Press release dated June 20, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED HEALTH INTELLIGENCE LTD

Date: June 20, 2024	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer